July 29, 2024

Tjin Patrick Soetanto
Chief Executive Officer
NusaTrip Incorporated
28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A
RT.5/RW.4, Karet, Semanggi
Kota Jakarta Selatan
Daerah Khusus Ibukota
Jakarta 12930, Indonesia

        Re: NusaTrip Incorporated
            Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted July 5, 2024
            Correspondence Submitted July 17, 2024
            CIK No. 0002006468
Dear Tjin Patrick Soetanto:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
April 18, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Relationship With and Separation From Society Pass, page 5

1. We note your revised disclosure in response to comment 5 that the Company and Society
        Pass are not parties to any support agreement, tax sharing arrangement, registration rights agreement or other written agreement. Please disclose the separation and reorganization transactions that you have undertaken or will enter into with Society Pass in order to transfer the assets and liabilities of its online travel agency business to you.
 July 29, 2024
Page 2

Corporate Information, page 8

2. We note you indicated in your response letter dated March 29, 2024 that you will amend the charts on pages 8 and 39 of the amendment in your next filing. However, the charts on pages 8 and 39 only reflect future shareholdings of Society Pass Incorporated
       ("SOPA") after the offering. Please amend to show SOPA's shareholdings before the offering. We reissue our prior comment.
Risk Factors
Conversion of the Convertible Notes, exercise of warrants, and issuance of incentive stock grants shall have a dilutive effect..., page 34

3. Please revise to disclose here the discount at which your convertible shares will convert into your common stock.
Management, page 76

4. Please revise the biographical sketch to clarify when SOPA hired Tjin Patrick Soetanto as the Indonesian General Manager. Also, revise the sketch to clarify when Albert Nicolas became Chief Operating Officer. Lastly, revise the sketch for Heather Maynard to identify the name of the French real estate investment company she serves as CEO, and clarify how much of her professional time she devotes to the registrant's business.

5. Please disclose when Nicole Washko, Michael Freed and Richard Hou became directors of your company or if they are director nominees and will become directors upon consummation of this offering.
Executive Compensation, page 80

6. Please disclose all compensation awarded to or earned by those individuals serving as your executive officers and directors for your most recent fiscal year end. See Item 402 of
       Regulation S-K.
Advances From/ To Related Parties, page 83

7. We note your response to prior comment 9. Please provide corrected tabular headings to reflect the intended periods covered.
Financial Statements
Note 3 Summary of Significant Financial Policies
Segment Reporting, page F-9

8. We note your response to comment 11. Please provide the required disclosures related to your identified reportable segments in the notes to your financial statements. Refer to
       ASC 280-10-50-20 to 31. We reissue our prior comment in part. Revenue Recognition, page F-11

9. We note your response to comment 16. You state that your Vietnam subsidiary reserves certain air tickets "in lower price for peak period and sales to scattered customers based on their order at a higher price to earn the margin." Please update your revenue recognition policy for these types of transactions and clarify how the advance purchase of
 July 29, 2024
Page 3

       these air tickets and recognition in inventory supports your accounting for these transactions on a net basis. We reissue our prior comment in part.
10. We note your response to comment 14, indicating that online advertising revenue is
       recognized    over time   . However, your response is in conflict with
your statements on
       pages 49 and F-11. "... Advertising revenues are recognized ratably over the fixed term of the agreement as services are provided or upon relevant performance obligations being fulfilled through the display of the advertisements..." This statement implies that online advertising revenue can also be recognized "at a point in time" upon relevant performance obligations are being fulfilled. Please reconcile these statements and revise your disclosure, as necessary.
Recently Issued Accounting Pronouncements, page F-17

11. We note you have updated your disclosures to reflect newly issued accounting pronouncements not yet adopted by your Company. Please also provide adoption of new accounting pronouncements during the periods presented. We reissue our prior comment in part.
Note 9 Shareholders Equity, page F-20

12. We note your response to comment 17. You indicated that as you have not issued any
       Super Voting Preferred Stock yet, there is no impact in the financial statement and capitalization table as at December 31, 2023. However, we note you disclose on pages 6 and 84 that you designated 50,000 shares of your preferred stock as Series X Super
       Voting Preferred Stock on May 22, 2023. Please update your disclosure in
Note 9 to
       reflect such designation.
General

13. We note disclosure on your cover page that the selling stockholders may offer securities registered hereunder directly or through agents or to or through underwriters or dealers, and on page Alt-5 under "Plan of Distribution" that selling stockholders may use any method permitted pursuant to applicable law when selling shares of your common stock. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item
       512(a)(1)(iii) of Regulation S-K.
 July 29, 2024
Page 4

       Please contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 if you
have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg at 202-551-3707 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Ted Paraskevas, Esq., of Loeb & Loeb LLP